Mail Stop 3561

January 11, 2010

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

> **Re:** **Drinks Americas Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended April 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 000-19086**

Dear Mr. Kenny:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended October 31, 2009
Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 22
1. We note you concluded on the effectiveness of your disclosure controls and procedures as of July 31, 2009. Please revise your disclosure to provide your conclusion based on your evaluation as of October 31, 2009, the period covered by this report.

2. Please revise to state clearly if there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K for guidance.

Other Exchange Act Reports

3. It appears from your disclosure on page 22 that your chief financial officer resigned on November 2, 2009. Please file an Item 5.02 Form 8-K disclosing this event or tell us why such disclosure is not required. It appears that this Form 8-K was due on the fourth day after the date of resignation of your chief financial officer.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services